Gores Holdings X, Inc.

6260 Lookout Road

Boulder, CO 80301

April 30, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Catherine De Lorenzo and Pam Howell

Re:	Gores Holdings X, Inc. (the “Company”) Registration Statement on Form S-1 (Registration No. 333-286495)

Dear Ms. De Lorenzo and Ms. Howell:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-286495), as thereafter amended and supplemented from time to time, be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Washington D.C. time on May 1, 2025 or as soon as practicable thereafter, or at such other time as the Company or its outside counsel, Weil, Gotshal & Manges LLP, request by telephone that such Registration Statement be declared effective.

We request that we be notified of such effectiveness by a telephone call to Heather Emmel of Weil, Gotshal & Manges LLP at (212) 310-8849 and that such effectiveness also be confirmed in writing.

Very truly yours,

Gores Holdings X, Inc.

By:	/s/ Mark Stone
Name:	Mark Stone
Title:	Chief Executive Officer

cc:	Weil, Gotshal & Manges LLP
Heather Emmel, Esq.

Ropes & Gray LLP
Paul D. Tropp, Esq. Christopher J. Capuzzi, Esq.